MATTHEW MCMURDO, ESQ. Attorney-At-Law Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com	Suite 6D 140 West 57th Street New York, NY 10019

March 15, 2013

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	John Reynolds, Assistant Director
David Link

Re:	BLVD Holdings, Inc.
Amendment No. 4 to
Registration Statement on Form S-1
Filed February 26, 2013
File No. 333-183370

Dear Mr. Reynolds:

We are filing an Amendment No. 5 to the Registration Statement on Form S-1/A (the “Registration Statement”) in response to your recent review letter addressed to M. Ann Courtney, President of BLVD Holdings, Inc. (“BLVD”), dated March 13, 2013 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Use of Proceeds, page 14

1. Currently your tabular presentation of Use of Proceeds is difficult to follow. Please revise to present the gross proceeds first, followed by offering expenses, net proceeds, etc. Also, it is unclear why you have bolded gross proceeds, when net proceeds appear to be more relevant to you and investors.

Matthew McMurdo, Esq.

New York

We have edited the Use of Proceeds table on page 15 of the Registration Statement so that it is presented in a more appropriate order. We have removed the bold from gross proceeds and bolded net proceeds.

Business, page 18

2. We reissue prior comment 11 from our letter dated January 17, 2013. Please revise to address your product development process, including your “rigorous due diligence process” in greater detail. Also, please clarify whether any of the previously sold scripts have moved into production.

We have amended page 21 of the Registration Statement in order to describe our product development process in greater detail. We have amended page 20 of the Registration Statement to clarify that we are unaware if any of the previously sold scripts have moved into production.

Exhibits

Exhibit 10.3

3. Please file a completed version of this agreement. In this respect we note the title of the script is blank.

We have filed a completed version of this agreement with the title of the script included.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,
/s/ Matthew McMurdo, Esq.
Matthew McMurdo, Esq.

cc:	M. Ann Courtney, President
BLVD Holdings, Inc.

Matthew McMurdo, Esq.

New York